TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. C5 Joel Zychick, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	7/17/2024	16,688.00	334,449.22
-same as above-	Class A Common Stock	7/16/2024	31,723.00	626,886.33
-same as above-	Class A Common Stock	7/16/2024	3,922.00	77,965.70
-same as above-	Class A Common Stock	7/15/2024	47,851.00	906,252.92
-same as above-	Class A Common Stock	7/12/2024	21,667.00	382,231.80
-same as above-	Class A Common Stock	7/11/2024	16,286.00	277,300.80
-same as above-	Class A Common Stock	7/10/2024	15,644.00	259,767.88
-same as above-	Class A Common Stock	7/9/2024	13,366.00	229,130.15
-same as above-	Class A Common Stock	7/8/2024	25,877.00	436,741.79
-same as above-	Class A Common Stock	7/5/2024	14,224.00	248,521.68
-same as above-	Class A Common Stock	7/3/2024	8,461.00	147,163.74
-same as above-	Class A Common Stock	6/28/2024	48,008.00	841,990.72
-same as above-	Class A Common Stock	6/27/2024	39,695.00	682,480.01
-same as above-	Class A Common Stock	6/27/2024	40,427.00	666,110.17
-same as above-	Class A Common Stock	6/26/2024	133,525.00	2,189,150.99
-same as above-	Class A Common Stock	6/25/2024	26,050.00	423,776.06
-same as above-	Class A Common Stock	6/24/2024	21,484.00	340,169.30
-same as above-	Class A Common Stock	6/21/2024	28,934.00	447,470.98
-same as above-	Class A Common Stock	6/20/2024	21,868.00	337,383.41
-same as above-	Class A Common Stock	6/18/2024	27,568.00	429,653.48
-same as above-	Class A Common Stock	6/17/2024	4,000.00	63,952.87
-same as above-	Class A Common Stock	6/14/2024	17,661.00	283,570.33
-same as above-	Class A Common Stock	6/14/2024	4,620.00	74,288.22
-same as above-	Class A Common Stock	6/13/2024	16,518.00	274,817.13
-same as above-	Class A Common Stock	6/13/2024	4,620.00	77,068.52
-same as above-	Class A Common Stock	6/12/2024	4,620.00	79,696.29
-same as above-	Class A Common Stock	6/11/2024	4,620.00	75,973.12
-same as above-	Class A Common Stock	6/10/2024	4,620.00	76,176.32
-same as above-	Class A Common Stock	6/7/2024	4,620.00	75,390.95
-same as above-	Class A Common Stock	6/6/2024	4,620.00	76,756.74
-same as above-	Class A Common Stock	6/5/2024	4,620.00	73,935.23
-same as above-	Class A Common Stock	6/4/2024	4,620.00	72,091.81

-same as above-	Class A Common Stock	5/31/2024	4,620.00	74,891.51
-same as above-	Class A Common Stock	5/30/2024	4,620.00	76,576.00
-same as above-	Class A Common Stock	5/29/2024	4,653.00	79,113.44
-same as above-	Class A Common Stock	5/28/2024	4,653.00	80,041.85
-same as above-	Class A Common Stock	5/24/2024	4,653.00	79,591.49
-same as above-	Class A Common Stock	5/23/2024	4,653.00	80,031.43
-same as above-	Class A Common Stock	5/16/2024	4,000.00	68,228.00